Exhibit 12.1

OCWEN FINANCIAL CORPORATION AND SUBSIDIARIES

 COMPUTATION OF EARNINGS TO FIXED CHARGES

 (Dollars in thousands)

	2012	2011	2010	2009	2008

Earnings:
Income from continuing operations before income taxes (1)	$257,394	$123,741	$37,783	$96,194	$44,092

Add:
Interest expensed and capitalized, except interest on deposits, and amortization of capitalized debt expenses	221,215	131,376	85,001	62,541	86,141
Interest on deposits	2,238	1,390	918	572	654
Interest component of rental expense	4,883	1,854	4,101	2,100	2,650
Total fixed charges (2)	228,336	134,620	90,020	65,213	89,445
Earnings for computation purposes	$485,730	$258,361	$127,803	$161,407	$133,537

Ratio of earnings to fixed charges:
Including interest on deposits (3)	2.13	1.92	1.42	2.48	1.49
Excluding interest on deposits (3)	2.14	1.93	1.42	2.49	1.50

(1)	Excludes income or loss from equity investees but includes any distributions received representing a return on capital.
(2)	Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses as well as the interest component of rental expense.
(3)	The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes plus fixed charges by (y) fixed charges.